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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWENEY CARTWRIGHT & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 South High Street, Suite 300
(No. and Street)

Columbus (City) **Ohio** (State) **43215-3438** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak **(614) 228-5391**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700, (Address) **Columbus,** (City) **Ohio** (State) **43215-3713** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWENEY CARTWRIGHT & CO., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CRYSTAL L. MILLER
NOTARY PUBLIC • STATE OF OHIO
Recorded in Franklin County
My commission expires Oct. 13, 2015



Signature

PRESIDENT
Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & CO.
Columbus, Ohio

FINANCIAL STATEMENTS
September 30, 2010

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. (the "Company") as of September 30, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of September 30, 2010: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 22, 2010

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2010

Assets	
Cash and cash equivalents	$ 1,840,535
Cash segregated in special reserve account	60,000
Deposits with clearing organizations	366,661
Receivable from customers	192,001
Accrued interest and dividends receivable	44,152
Securities owned, at fair value:	
State and municipal obligations	1,796,408
Corporate equity securities	479,687
Corporate fixed income securities	386,586
Mutual fund – municipal securities	1,024,567
Furniture and equipment, net	9,256
Deferred income taxes, net	19,229
Other assets	15,241
Total assets	$ 6,234,323
Liabilities and Stockholders' Equity	
Liabilities	
Payable to customers	$ 106,088
Payable to clearing organizations	6,061
Accrued liabilities	194,074
Total liabilities	306,223
Stockholders' equity	
Common stock:	
Authorized: 100,000 shares	
Issued and outstanding: 32,625 shares	
Par value: $.50 per share	16,312
Retained earnings	5,911,788
Total stockholders' equity	5,928,100
Total liabilities and stockholders' equity	$ 6,234,323

See accompanying notes to financial statements

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2010

Revenues	
Net trading gains	$ 2,212,148
Commissions	910,901
Interest and dividends	163,395
Underwriting profit	14,073
Other	5,544
	3,306,061
Operating expenses	
Compensation and commissions	1,963,443
Custody and clearing charges	106,410
Information systems and other service charges	355,724
Rent and office operations	104,568
Communications	39,425
Interest	3,212
Floor brokerage	37,798
Local and state taxes	47,400
Other	134,933
	2,792,913
Net income before income taxes	513,148
Income tax expense	120,299
Net income	$ 392,849

See accompanying notes to financial statements

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2010

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2009	32,625	$ 16,312	$ 5,518,939	$ 5,535,251
Net income	-	-	392,849	392,849
Balances, September 30, 2010	32,625	$ 16,312	$ 5,911,788	$ 5,928,100

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2010

Cash flows from operating activities	
Net income	$ 392,849
Depreciation	5,766
Changes in assets and liabilities:	
Deposits with clearing organizations	(95,043)
Receivable from customers	126,403
Accrued interest and dividends receivable	9,244
Securities owned	188,393
Other assets	5,159
Payable to customers	104,382
Payable to clearing organization	(478,289)
Accrued liabilities	28,156
Net cash provided by operating activities	287,020
Cash flows from investing activities	
Cash segregated in special reserve account	(10,000)
Net decrease in cash and cash equivalents	277,020
Cash and cash equivalents at beginning of year	1,563,515
Cash and cash equivalents at end of year	$ 1,840,535

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 3,212
Income taxes	$ 122,000

See accompanying notes to financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business
Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions
The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and recorded on the Statement of Operations as net trading gains. Customers' securities transactions, where the Company serves as an agent, are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and Securities sold, but not yet purchased are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits
Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as an underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2010 the Company had $1,796,563 held on deposit at Huntington National Bank and $43,972 held on deposit at PNC Bank, of which, $250,000 is insured at each institution by the Federal Deposit Insurance Corporation "FDIC".

Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of October 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The effect of adopting this new guidance was not material to the Company's financial position or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Subsequent events have been reviewed through November 22, 2010, which is the date the Company filed the Form 17a-5 with the U.S. Securities and Exchange Commission ("SEC").

During the month of November 2010, the Company will pay a $10 cash dividend per share, to outstanding common stock stockholders. In addition, the Company's majority stockholder agreed to redeem 645 shares of the Company's common stock at a per share redemption price of $192.

New Accounting Standards
Accounting for Transfers of Financial Assets: In June 2009, FASB issued new guidance regarding the accounting and reporting of transfers of financial assets. This guidance removes the concept of a qualifying special-purpose entity from existing GAAP and removes the exception from applying FASB ASC 810-10, (Consolidation of Variable Interest Entities) to qualifying special purpose entities. The objective of this new guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. The new guidance shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.

In June 2009, FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

(Continued)

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $60,000 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to their customers, thus, no allowance is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 – SHORT-TERM BORROWINGS

During the year ended September 30, 2010, the Company maintained unsecured demand lines of credit that total $5,000,000. The interest rate is determined based on the daily fluctuating LIBOR plus 2%, with a minimum rate of 3.5%. The rate at which the Company could borrow on this line of credit, was 3.50% at September 30, 2010. At September 30, 2010, the Company had a balance of zero drawn on the lines of credit.

NOTE 5 – INCOME TAXES

During the year ended September 30, 2010, the Company had tax exempt interest income of approximately $151,000. Current tax expense/(benefit) totaled $121,049 and deferred tax expense/(benefit) totaled $(750) for the year ended September 30, 2010. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income.

Deferred tax assets totaled $24,200 and deferred tax liabilities totaled $4,221 at September 30, 2010.

At October 01, 2009, the Company adopted the provisions of ASC 740-10, Accounting for Uncertain Tax Positions. At October 01, 2009 and September 30, 2010 there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2006. The tax years 2006-2008 remain open for examination by the U.S. taxing authorities.

NOTE 6 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During fiscal year 2010, the Company did not repurchase any shares.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2009 and 2016.

(Continued)

NOTE 7 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

Furniture and equipment	$ 631,697
Accumulated depreciation	(622,441)
	$ 9,256

Depreciation expense was $5,766 for the year ended September 30, 2010.

The Company leases its office under a lease expiring December 31, 2013. The lease can be terminated by the Company after December 31, 2010; however, the Company intends to exercise the renewal option. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2011	19,988

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $77,207 for the year ended September 30, 2010.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2010, the Company did not have any outstanding "when issued commitments" to purchase municipal bonds from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company's contribution and expense to the Plan for fiscal year 2010 was $15,475.

NOTE 10 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

(Continued)

NOTE 10 – FAIR VALUE MEASUREMENTS (Continued)

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2010, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Securities owned:			
State and municipal obligations	$ --	$ 1,796,408	$ --
Corporate equity securities	189	479,498	--
Corporate fixed income securities	69,404	317,182	--
Mutual fund – municipal securities	1,024,567	--	--

Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital" shall at least be $250,000. At September 30, 2010, the Company had net capital of $5,309,390, which was $5,059,390 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 5.72%.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2010

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 5,928,100
OTHER DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	24,238
Securities owned not readily marketable	313,157
Exchange membership	3,500
Deposit with clearing organization	11,643
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	9,256
Other assets	59,515
Other deductions and or charges	22,896
Total deductions and/or charges	444,205
Net capital before haircuts on security positions	5,483,895
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	97,008
Corporate obligations	30,133
Stocks and warrants	47,364
Total haircuts	174,505
NET CAPITAL	$ 5,309,390
AGGREGATE INDEBTEDNESS	
Payable to brokers or dealers and clearing organizations	$ 6,061
Payable to customers	106,088
Accounts payable, accrued expense and other liabilities	194,074
Deduct adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	(2,726)
TOTAL AGGREGATE INDEBTEDNESS	$ 303,497
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 5,059,390
EXCESS NET CAPITAL AT 1500% (net capital in excess of 1/15th of aggregate indebtedness)	$ 5,289,157
EXCESS NET CAPITAL AT 1000% (net capital in excess of 1/10th of aggregate indebtedness)	$ 5,279,040
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.72%

(Continued)

RECONCILIATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported in Company's originally filed part II (unaudited) FOCUS report	$ 5,280,666
Audit adjustment to compensation expense (net of tax)	30,797
Audit adjustments for income tax expense (net)	4,847
Other post closing adjustments (net)	(6,920)
Net capital, as reported above	$ 5,309,390

SWENEY CARTWRIGHT & CO.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2010

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3). $ None

   A. Number of items None

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ None

   A. Number of items None

SWENEY CARTWRIGHT & CO.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2010

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 106,088
Credit balances in firm accounts which are attributable to principal sales to customers	6,699
Customers' securities failed to receive	102
TOTAL CREDIT ITEMS	$ 112,889
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 110,293
TOTAL DEBIT ITEMS	$ 110,293
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 2,596
Amount held on deposit at September 30, 2010	$ 60,000

Note: The above computation does not differ materially from the computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 included in Part II of the FOCUS Report filed by the Company as of September 30, 2010.


Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Sweney Cartwright & Co.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Sweney Cartwright & Co. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 22, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Christopher Keklak 614 228 5391

2. A. General Assessment (item 2e from page 2) $ 6,980 —
   B. Less payment made with SIPC-6 filed (exclude interest) (—)
   ______ Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 6,980
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,980
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6,980
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______ (Name of Corporation, Partnership or other organization)

______ (Authorized Signature)

Dated the ______ day of ______, 20 ______.

______ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2009
and ending 9/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,306,061

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — —

(2) Net loss from principal transactions in securities in trading accounts. — —

(3) Net loss from principal transactions in commodities in trading accounts. — —

(4) Interest and dividend expense deducted in determining item 2a. — —

(5) Net loss from management of or participation in the underwriting or distribution of securities. — —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — —

(7) Net loss from securities in investment accounts. — —

Total additions — —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — (404,200)

(2) Revenues from commodity transactions. — —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — (37,798)

(4) Reimbursements for postage in connection with proxy solicitation. — (1,964)

(5) Net gain from securities in investment accounts. 2T only — (70,222)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — —

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) — —

Total deductions — (514,184)

2d. SIPC Net Operating Revenues — $ 2,791,877

2e. General Assessment @ .0025 — $ 6,980

(to page 1, line 2.A.)



Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

In planning and performing our audit of the financial statements of Sweney Cartwright & Co. (the "Company") as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we identified a significant deficiency in internal control related to the timely completion of the computation for determination of reserve requirements pursuant to Rule 15c3-3. During the week of August 9, 2010, the individual at the Company with primary responsibility for the computation was absent and the Company did not have procedures in place to perform and document the computation during the individual's absence. Consequently the computation was not performed and documented timely for that week.

Management has informed us that, subsequent to September 30, 2010, they have implemented additional procedures to perform the required reserve formula computation timely.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Columbus, Ohio
November 22, 2010